As filed with the Securities and Exchange Commission on March 28, 2005

Registration No. 333-115822

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3 TO

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MAJESCO HOLDINGS INC.

(Exact Name of registrant as specified in its charter)

Delaware	7372	606-1529524
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

160 Raritan Center Parkway
Edison, New Jersey 08837
(732) 225-8910

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jan E. Chason
Chief Financial Officer
Majesco Holdings Inc.
160 Raritan Center Parkway
Edison, New Jersey 08837
(732) 225-8910

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:
Todd E. Mason
Mintz Levin Cohn Ferris
Glovsky and Popeo, P.C.
Chrysler Center
666 Third Avenue
New York, NY 10017
(212) 935-3000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Subject to completion, dated March 28, 2005

PROSPECTUS

MAJESCO HOLDINGS INC.
160 RARITAN CENTER PARKWAY
EDISON, NEW JERSEY 08837
(732) 225-8910

5,764,253 SHARES OF COMMON STOCK

Selling stockholders identified in this prospectus may sell up to 5,764,253 shares of common stock of Majesco Holdings Inc. This Prospectus covers the sale of such shares from time to time by the selling stockholders. We will not receive any proceeds from the sale of these shares.

Our common stock is quoted on the Nasdaq National Market System under the symbol "MJES." On March 25, 2005, the last reported sale price of the common stock was $11.14.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                          , 2005

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This document may only be used where it is legal to sell these securities. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

i

PROSPECTUS SUMMARY

This summary highlights the most important features of this offering and the information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors".

MAJESCO HOLDINGS INC.

Our Business

We are an innovative provider of diversified offerings for digital entertainment platforms. Our offerings include video game titles, video content titles and digital media peripherals and applications. Our diverse products provide us with multiple opportunities to capitalize on the large and growing installed base of digital entertainment platforms and an increasing number of digital entertainment enthusiasts. We sell our products directly and through resellers primarily to U.S. retail chains, including Best Buy, Electronics Boutique, GameStop, Kmart, Target, Toys "R" Us and Wal-Mart. We have developed our retail and distribution network relationships over our 18-year history.

Our Market and Offerings

The digital entertainment product industry is comprised of video game hardware platforms, video game software, video content and digital media peripherals and applications. Within this industry, worldwide sales of video game hardware and video game software were approximately $23 billion in 2003 and are expected to grow to over $31 billion in 2009, according to DFC Intelligence.

We provide offerings for all major current-generation interactive digital entertainment hardware platforms, including Nintendo's Game Boy Advance, or GBA, and GameCube, Sony's PlayStation 2, or PS2, Microsoft's Xbox and the personal computer, or PC. We are also developing offerings for next-generation home game consoles, including Sony's PlayStation 3, Microsoft's Xbox 2 and next-generation portable handheld game devices, including Nintendo's DS and Sony's PSP.

Our video game titles are targeted at various demographics at a range of price points, from lower-priced "value" titles to premium-priced "frontline" titles. Our value titles include proprietary properties, such as Quad: Desert Fury and Texas Hold 'Em, and well-known licensed properties, such as Frogger's Adventure and Pac-Man Collection. We expect to continue to release new value titles on a regular basis. Our frontline titles include BloodRayne, which has sold more than 600,000 units worldwide, and its sequel, BloodRayne 2, which was released in October 2004. We collaborate and enter into agreements with leading content providers and video game development studios for the development of our frontline titles. We expect to expand our frontline titles by releasing several new titles in 2005, including, Advent Rising, which is anticipated to be the first in a trilogy of epic science fiction games developed in collaboration with award-winning science fiction author Orson Scott Card, Jaws, which is based on the well-known classic film and Psychonauts, which is being developed by Double Fine Productions, a studio founded and managed by award-winning game designer Tim Schafer.

Our GBA Video content titles, which utilize our proprietary video compression technology, allow GBA users to view up to 45 minutes of video content on each of our GBA Video cartridges. Nintendo's GBA North American installed base was approximately 29 million units as of September 2004, according to Nintendo. Since the retail launch of our GBA Video titles in May 2004, we have released more than 20 of these titles and sold more than three million units. Our GBA Video cartridges were the first such products sold, and we are currently the only third party to have obtained approval from Nintendo to sell GBA Video products. We offer a variety of GBA Video titles today that are primarily targeted at the youth market and are based on popular Cartoon Network, Disney, FUNimation and Nickelodeon characters, such as Code Name: Kids Next Door, Dragon Ball GT, Fairly OddParents, Kim Possible, Lilo & Stitch and SpongeBob SquarePants. We intend to actively pursue licenses for new, top-quality video content, introduce new GBA video cartridges that contain up to 90 minutes of video and expand our product line to include titles appealing to a broader demographic market.

We design, manufacture and market a line of innovative digital media peripherals and applications, which we also refer to as "gadgets," including GBA wrap-around style headphones, GBA "wireless link" and "wireless messenger" applications and stand-alone TV Arcade "plug-and-play" video game systems. We are the only third party that Nintendo has approved to sell GBA headphones and we believe we are currently the only seller of wireless applications for the Nintendo GBA. Our GBA headphones were launched in May 2004 and our GBA wireless applications and stand-alone TV Arcade "plug-and-play" video game systems were launched during the 2004 holiday season. Since their launch, we have sold more than 800,000 TV Arcade "plug-and-play" products.

Our Strengths

Our key strengths include:

•	Diversified range of offerings across platforms, target markets and price points;

•	Established relationships with platform manufacturers, content providers and third-party developers;

•	Access to shelf space and broad exposure for our products through well-developed retailer network;

•	Ability to innovate and rapidly commercialize products; and

•	Seasoned management team and strong Board of Directors.

Our Strategy

Our objective is to be an innovative and leading provider of diversified offerings for digital entertainment platforms. Our strategy to achieve this objective is to:

•	Leverage our industry relationships and entrepreneurial environment to continue to bring innovative products to market;

•	Capitalize on our first-to-market position in GBA Video;

•	Introduce frontline titles with high-margin, franchise potential;

•	Maintain focus on diversification and managing risk; and

•	Grow through international expansion, new strategic partnerships and acquisitions.

Corporate Information

Majesco Sales Inc. was incorporated in 1986 under the laws of the State of New Jersey. On December 5, 2003, Majesco Sales Inc. completed a reverse merger with ConnectivCorp, then a publicly traded company with no active operations. ConnectivCorp was incorporated in 1998 under the laws of the State of Delaware. As a result of the merger, Majesco Sales Inc. became a wholly-owned subsidiary and the sole operating business of the public company. On April 13, 2004, the public company changed its name from "ConnectivCorp" to "Majesco Holdings Inc." to better reflect its current operating business. Our principal executive offices are located at 160 Raritan Center Parkway, Edison, NJ 08837, and our telephone number is (732) 225-8910. Our web site address is www.majescogames.com. The information contained on our web site is not incorporated by reference in this prospectus.

The Offering

Selling stockholders identified in this prospectus may sell up to 5,764,253 shares of our common stock, par value $0.001 per share. The selling stockholders may sell their shares according to the plan of distribution described on page 18 below. We will not receive any proceeds from the sale of these shares. We will bear the expenses related to the registration of the common stock.

The 5,764,253 shares of common stock being sold by the selling stockholders include:

•	285,714 shares of common stock issued upon conversion of an outstanding convertible note dated as of November 25, 2003;

•	3,596,847 shares of common stock issued upon the conversion of 7% convertible preferred stock that was issued in our private placement completed on February 26, 2004, which shares are subject to restrictions on transfer pursuant to a lock-up agreement;

•	892,840 shares of common stock issuable upon the exercise of warrants having an exercise price of $7.00 per share that were issued in our private placement completed on February 26, 2004, which shares are subject to restrictions on transfer pursuant to a lock-up agreement;

•	142,856 shares of common stock issued upon (i) the conversion of 7% convertible preferred stock (71,428 shares) and (ii) warrants having an exercise price of $7.00 per share (71,428 shares), that were issued to Jesse Sutton in exchange for previously outstanding indebtedness;

•	142,856 shares of common stock issued upon (i) the conversion of 7% convertible preferred stock (71,428 shares) and (ii) warrants having an exercise price of $7.00 per share (71,428 shares), that were issued to Joseph Sutton in exchange for previously outstanding indebtedness;

•	360,000 shares of common stock issuable upon (i) the conversion of 7% convertible preferred stock (180,000 shares) and (ii) warrants having an exercise price of $7.00 per share (180,000 shares), as the securities underlying the placement agent warrant to purchase units that was issued to JMP Securities;

•	262,856 shares of common stock issuable upon (i) the conversion of 7% convertible preferred stock (131,428 shares) and (ii) warrants having an exercise price of $7.00 per share (131,428 shares), as the securities underlying the placement agent warrant to purchase units that was issued to Atlantis Equities, Inc. as a portion of the placement agent fee issued in connection with a private placement completed on February 26, 2004, which shares are subject to restrictions on transfer pursuant to a lock-up agreement;

•	43,142 shares of common stock issued to CEOcast, Inc. pursuant to a consulting agreement, dated as of November 8, 2003;

•	22,857 shares of common stock issued to Hayden Communications, Inc. pursuant to a consulting agreement, dated as of November 26, 2003; and

•	14,285 shares of common stock issued to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. pursuant to a settlement agreement, dated as of December 5, 2003.

Our symbol on the Nasdaq National Market System is "MJES." As of March 25, 2005, there were 22,104,141 shares of our common stock issued and outstanding.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we may currently deem immaterial, may become important factors that harm our business, financial condition or results of operations. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

We expect our operating results to fluctuate on a quarterly and annual basis, which may result in volatility in our stock price.

Our quarterly net revenues and results of operations have significantly varied in the past and can be expected to significantly vary in the future. Our business experiences substantial seasonality, and typically, our net revenues are significantly higher during our fourth fiscal quarter ending October 31 than during our other quarters because of increased consumer demand during the year-end holiday season. As a result, our fourth fiscal quarter accounts for a significant portion of our revenues and profitability for the entire fiscal year, and if we are not successful in the fourth fiscal quarter, this may have a significant adverse impact on our entire fiscal year. Other factors that cause fluctuations include:

•	the timing of the release of our new offerings;

•	the popularity of our new offerings and offerings released in prior periods;

•	changes in the mix of offerings with varying profit margins;

•	competitive factors, including the introduction of new products, product enhancements and technologies;

•	the timing of new platform releases;

•	product approval delays;

•	shipping or manufacturing difficulties or delays; and

•	fluctuations in the size and rate of growth of consumer demand for titles for different platforms.

As a result of these and other factors, we cannot assure you that our results of operations will be consistent on a quarterly or annual basis. Accordingly, you should not rely on our results of operations for a particular quarter or year as an indication of our future performance. If our results of operations in a quarter fall below our expectations and the expectations of market analysts or investors, the price of our common stock may likely decrease.

We have experienced recent net losses and we may incur future net losses which may cause a decrease in our stock price.

In fiscal years 2002, 2003 and 2004, we incurred net losses of $751,000, $10.8 million and $11.2 million, respectively. In fiscal years 2002 and 2003, these net losses were principally related to our operations, and included financing costs, litigation expense and impairment reserves. For the fiscal year 2004, our net loss related principally to a non-cash charge to reflect the change in the fair value of our outstanding warrants issued in our February 2004 private placement. We expect to continue to incur increased operating expenses over the next several years in connection with the continued growth of our business, such as increased sales and marketing expenditures, development costs and costs associated with expanding our general and administrative functions. We may not generate revenues sufficient to offset these increased costs, and may sustain losses in future periods. If we do become profitable, we may not sustain or increase our profitability. Continued losses, or an inability to sustain profitability, may have an adverse effect on our stock price.

Customer accommodations could materially and adversely affect our business, financial condition or results of operations.

When demand for our offerings falls below expectations, we may negotiate accommodations to retailers or distributors in order to maintain our relationships with our customers and access to our sales channels. These accommodations include negotiation of price discounts and credits against future orders. At the time of product shipment, we establish reserves for price protection and other similar allowances. These reserves are established according to our estimates of the potential for markdown allowances based upon historical rates, expected sales, retailer inventories of products and other factors. We cannot predict with certainty whether existing reserves will be sufficient to offset any accommodations we will provide, or the amount or nature of accommodations that we will provide in the future. If actual accommodations exceed our reserves, our earnings would be reduced, perhaps materially. Any such reduction may have an adverse effect on our business, financial condition or results of operations.

Our business activities may require additional financing that might not be obtainable on acceptable terms, if at all, which could have a material adverse effect on our financial condition and liquidity.

As our business expands, we expect to increase our expenditures in a number of efforts, including sales, marketing, licensing and product development. Although there can be no assurance, our management believes that there are sufficient capital resources from the proceeds of our recently completed secondary offering and from operations, including our factoring and purchase order financing arrangements, to finance our operational requirements through at least the next twelve months. If we incur operating losses, or if unforeseen events occur that would require additional funding, we may need to raise additional capital or incur debt to fund our operations. We would expect to seek such capital through sales of additional equity or debt securities and/or loans from financial institutions, but there can be no assurance that funds will be available to us on acceptable terms, if at all, and any sales of additional securities will be dilutive to investors in this offering. Failure to obtain financing or obtaining financing on unfavorable terms could have a material adverse effect on future operating prospects and continued growth and could result in a decrease in our stock price.

We may be unable to develop and publish new products if we are unable to secure or maintain relationships with leading independent video game software developers.

We utilize the services of independent software developers to develop our video games. Consequently, our success in the video game market depends on our continued ability to obtain or renew product development agreements with leading independent video game software developers. However, we cannot assure you that we will be able to obtain or renew these product development agreements on favorable terms, or at all, nor can we assure you that we will be able to obtain the rights to sequels of successful products which were originally developed for us by leading independent video game software developers. Many of our competitors have greater financial resources and access to capital than we do, which puts us at a competitive disadvantage when bidding to attract leading independent video game software developers to enter into publishing agreements with us. We may be unable to secure or maintain relationships with leading independent video game software developers if our competitors can offer them better shelf access, better marketing support, more development funding, higher royalty rates, more creative control or other advantages. Usually, our agreements with independent software developers are easily terminable, sometimes without notice, if either party declares bankruptcy, becomes insolvent, ceases operations or materially breaches its agreement and fails to cure that breach within a designated time frame. In addition, many leading independent video game software developers have limited financial resources. Many are small companies with a few key individuals without whom a project may be difficult or impossible to complete. Consequently, we are exposed to the risk that these developers will go out of business before completing a project, lose key personnel or simply cease work on a project for which we have hired them.

If we are unable to maintain or acquire licenses to intellectual property, we may publish fewer titles and our revenue may decline.

Many of our video game titles, and all of our GBA Video titles and plug-and-play video game offerings, are based on or incorporate intellectual property and other character or story rights acquired or licensed from third parties. We expect that many of our future products will also be based on intellectual property owned by others. The cost of acquiring these licenses is often high, and competition for these licenses is intense. Many of our competitors have greater resources to capitalize on licensing opportunities. Our licenses are generally limited in scope to specific platform and/or geographic territories, and generally last for two to three years. We may not be able to obtain new licenses, renew licenses when they expire or include new offerings under existing licenses. If we are unable to obtain new licenses or maintain existing licenses that have significant commercial value, or maintain our licenses at reasonable costs, we may be unable to sustain our revenue growth in the future other than through sales or licensing of our independently created material.

If we are unable to successfully introduce new products on a timely basis, or anticipate and adapt to rapidly changing technology, including new hardware platform technology, our business may suffer.

A significant component of our strategy is to continue to bring new and innovative products to market, and we expect to incur significant development, licensing and marketing costs in connection with this strategy. The process of introducing new products or product enhancements is extremely complex, time consuming and expensive, and will become more complex as new platforms and technologies emerge. For example, the development of frontline video games requires significant development and marketing expenditures. In the event we are not successful in developing new titles, peripherals and other products that gain wide acceptance in the marketplace, we may not recoup our investment costs in these new products, and our business, financial condition and results of operations could be materially negatively affected.

Furthermore, digital entertainment platforms are characterized by rapidly changing technology. We must continually anticipate the emergence of, and adapt our products to, new digital entertainment platforms and technologies. The introduction of new technologies, including new console and handheld technology, software media formats and delivery channels, could render our previously released products obsolete, unmarketable or unnecessary. In addition, if we incur significant expense developing products for a new system that is ultimately unpopular, sales of these products may be less than expected and we may not be able to recoup our investment. Conversely, if we choose not to publish products for a new system that becomes popular, our revenue growth, reputation and competitive position may be adversely affected. Even if we are able to accurately predict which video game platforms will be most successful, we must deliver and market offerings that are accepted in our extremely competitive marketplace.

The loss of any of our key customers could adversely affect our sales.

Our sales to Wal-Mart, Toys "R" Us and Jack of All Games accounted for approximately 27%, 25% and 16% of our net revenue for the fiscal year 2004, respectively. Although we seek to broaden our customer base, we anticipate that a small number of customers will continue to account for a large concentration of our sales given the consolidation of the retail industry. We do not have written agreements in place with several of our major customers. Consequently, our relationship with these retailers could change at any time. Our business, results of operations and financial condition could be adversely affected if:

•	We lose any of our significant customers;

•	Any of these customers purchase fewer of our offerings; or

•	We experience any other adverse change in our relationship with any of these customers.

We have grown rapidly and if we fail to manage our growth, our business may suffer.

Although we commenced operations 18 years ago, recently we have experienced, and continue to experience, significant growth in our operations. This growth has entailed hiring key personnel,

including our Chief Executive Officer, developing and introducing to market several new product lines and forging new customer and licensing relationships. We anticipate that further expansion of our operations will be required to address our potential growth as we continue to address market opportunities. This expansion has placed, and is expected to continue to place, a substantial strain on our management, operational and financial resources. In order to manage future growth, we will be required to improve existing and implement new operating and management systems, procedures and controls. We also need to hire, train and manage additional qualified personnel. A significant factor in our growth has been a substantial increase in consumer demand for our products. If we do not effectively manage our growth, we may not adequately satisfy this demand. In addition, the quality of our offerings or our ability to develop and bring our offerings to market on a timely or cost effective basis could suffer. This could negatively impact our reputation, revenue and results of operations.

We must continue to strengthen our financial systems and controls, and failure to do so could adversely affect our ability to provide timely and accurate financial statements.

As a closely-held company with no prior public reporting obligations prior to our merger with ConnectivCorp in December 2003, we had committed limited personnel and resources to the development of our internal financial controls and systems. In connection with our fiscal year 2003 financial statement audit and in connection with their continuing engagement, our independent auditors have and continue to provide us with comments and recommendations regarding a number of areas in our internal accounting and disclosure controls needing improvement. These areas include: segregating duties in key functions; the creation of formal accounting controls, policies and procedures; a need to hire additional management and staff experienced in financial reporting; and finalizing documentation of our accounting and disclosure internal controls and procedures. We have begun to address these issues by hiring a Chief Financial Officer who was formerly a partner in a Big Four accounting firm. We believe that as a result of our fiscal year 2004 audit, our auditors will likely issue to us a management letter setting forth their recommendations related to the above issues. There can be no assurance as to the nature of the recommendations, observations and suggestions regarding our operations, activities and efficiencies that may be contained in the management letter.

Continued improvement in our internal controls and procedures and the continued hiring and training of key accounting personnel will be required in order for us to manage future growth successfully and effectively assess our results of operations and liquidity needs. Continued improvement of our internal controls as well as compliance with the Sarbanes-Oxley Act of 2002 and related requirements will be costly and will place a significant burden on management. In addition, as of October 31, 2005, we will become subject to the heightened internal control and procedure requirements of Section 404 of the Sarbanes-Oxley Act. To date, we have taken limited actions with respect to our requirements under Section 404, and we expect to hire additional personnel and/or engage outside consultants, among other preparations, over the next twelve months to assist in our Section 404 related activities. While we have made improvements, we cannot assure you that the measures we have taken or any future measures will enable us to provide accurate and timely financial reports, particularly if we are unable to hire additional personnel in our accounting and financial department, or if we lose personnel in this area. Any failure to improve our internal controls or other problems with our financial systems or internal controls could result in delays or inaccuracies in reporting financial information, or non-compliance with SEC reporting and other regulatory requirements, any of which could adversely affect our business and stock price.

Significant competition in our industry could adversely affect our business.

We cannot assure you that we will be able to successfully compete against our current or future competitors or that competitive pressures will not have a material adverse effect on our business, results of operations or financial condition. The market for digital entertainment products, including video game titles, video content titles and digital media peripherals and applications, is highly competitive and relatively few products achieve significant market acceptance. We face significant competition with respect to our products, which may also result in price reductions, reduced gross margins and loss of market share. Many of our competitors have significantly greater financial, marketing and product development resources than we do. As a result, current and future competitors may be able to:

•	respond more quickly to new or emerging technologies or changes in customer preferences;

•	undertake more extensive marketing campaigns;

•	devote greater resources to secure rights to valuable licenses and relationships with leading software developers;

•	gain access to wider distribution channels; and

•	have better access to prime shelf space.

With respect to our video game products, we compete with many other third party publishers in both our value and frontline market segments. In addition, console and handheld manufacturers, such as Microsoft, Nintendo and Sony, publish software for their respective platforms, and media companies and film studios are increasing their focus on the video game software market and may become significant competitors. We expect competition to increase in both the value and frontline areas as more competitors enter the video game market.

While our GBA Video titles were the first video content titles to market, and to date the only third party titles that Nintendo has approved for the GBA, our competitors are developing competing titles and compression technology. Nintendo may approve these competing titles, which may utilize superior technology and prove to be more successful than our products. Nintendo itself is already using an alternative form of compression technology and producing GBA Video titles that compete with our products. We cannot assure you that competitors will not be able to also secure strong relationships with content providers on terms equal to or more favorable than we have. In addition, sales of our GBA Video products will be affected by the success of other portable video player platforms, including portable DVD players and other handheld video devices.

Our digital media peripherals and applications also face significant competition. For example, there have been a number of other recent "plug-and-play" video game systems containing different software, and offering different games, than ours. In addition, platform manufacturers may expand their product lines to include digital media peripherals and applications that may compete with our product offerings. Next-generation consoles may also render our digital media peripherals and applications obsolete. For example, Nintendo may incorporate an email or "chat" concept in future generations of its GBA, which could render our "wireless messenger" application obsolete.

Increased competition for limited shelf space and promotional support from retailers could affect the success of our business and require us to incur greater expenses to market our products.

Retailers typically have limited shelf space and promotional resources, such as circulars and in-store advertising, to support any one product among an increasing number of newly introduced entertainment offerings. Competition for retail support and shelf space is expected to increase, which may require us to increase our marketing expenditures or reduce prices to retailers. Competitors with more extensive lines, popular products and financial resources frequently have greater bargaining power with retailers. Accordingly, we may not be able to achieve or maintain the levels of support and shelf space that our competitors receive. As a result, sales of our products may be less than expected, which would have a material and adverse effect on our business, financial condition and results of operations.

Termination or modification of our agreements with hardware manufacturers, who are also competitors and frequently control the manufacturing of our titles, may adversely affect our business.

We are required to obtain a license in order to develop and distribute software for each of the manufacturers of video game hardware. We currently have licenses from Sony to develop products for PlayStation, PlayStation 2 and PSP, from Nintendo to develop products for the GBA and GameCube, and from Microsoft to develop products for the Xbox. These licenses are non-exclusive, and as a result, many of our competitors also have licenses to develop and distribute video game software for these systems. These licenses must be periodically renewed, and if they are not, or if any of our licenses are terminated or adversely modified, we may not be able to publish games for such platforms or we may be required to do so on less attractive terms.

Our contracts with these manufacturers grant them approval rights over new products and often also grant them control over the manufacturing of our products. While we believe our relationships with these manufacturers are good, the potential for delay or refusal to approve or support our products exists, particularly since these manufacturers are also video game publishers and hence are also our competitors. We may suffer an adverse effect on our business if these manufacturers:

•	do not approve a project for which we have expended significant resources;

•	refuse or are unable to manufacture or ship our products;

•	increase manufacturing lead times or delay the manufacturing of our products; or

•	require us to take significant risks in prepaying and holding an inventory of products.

We may face limitations on our ability to find suitable acquisition opportunities and difficulties in integrating acquired businesses.

A component of our strategy is to grow through strategic relationships and acquisitions. If we make acquisitions, they could be material in size and scope. While we will continually be searching for appropriate strategic partnerships or acquisition opportunities, there can be no assurance that we will be successful in identifying suitable candidates. As the video game and digital entertainment industry continues to consolidate, we face significant competition for strategic partnership or acquisition opportunities, which may inhibit our ability to complete suitable transactions. Additionally, our management has generally had limited experience completing acquisitions or managing the integration of acquisitions. Accordingly, in the event we are able to identify suitable acquisition candidates, we cannot guarantee that we will be able to successfully complete or integrate any business, products, technologies or personnel that we might acquire or seek to acquire in the future, and our failure to do so could harm our business. Furthermore, any future acquisitions, if completed, would subject us to many risks, including:

•	difficulties in integrating the products, operations or personnel of acquired companies into our business;

•	diversion of our management's attention from our ongoing operations;

•	additional expenses associated with amortization of acquired assets or impairment of acquired goodwill;

•	difficulties in maintaining uniform standards, controls, procedures and policies;

•	potential impairment of existing relationships with employees and customers as a result of the difficulties in integration of new management personnel; and

•	dilution to our stockholders in the event we issue stock to finance an acquisition or increased leverage if we incur debt to finance an acquisition.

The loss of our senior management and skilled personnel could negatively affect our business.

Our business greatly relies on the services of Morris Sutton, our Chairman Emeritus, and his relationships with hardware manufacturers, licensors of our content and several of our customers. We also greatly rely on the services of Carl Yankowski, our Chief Executive Officer, and Kevin Ray, our Chief Technology Officer. Our future success will depend to a significant degree upon the performance and contribution of these and other members of our senior management team, and upon our ability to attract, motivate and retain other highly qualified employees with technical, management, marketing, sales, product development, creative and other skills. In our industry, competition for highly skilled and creative employees is intense and costly. Our business, financial condition and results of operations could be materially and adversely affected if we lost the services of any members of our senior management team or key technical or creative employees or if we failed to attract additional highly qualified employees.

We intend to increase our revenues from our international operations, which may subject us to economic, political, regulatory and other risks.

Historically, we have not devoted significant resources to our international operations. However, a component of our strategy is to expand our international operations in order to increase our revenues. Expanding our international operations, however, may subject us to many risks, including:

•	economic and political instability;

•	compliance with foreign and domestic laws and regulations;

•	changes in foreign and domestic legal and regulatory requirements or policies resulting in burdensome government controls, tariffs, restrictions, embargoes or export license requirements;

•	currency fluctuations;

•	difficulties in staffing and managing our international operations;

•	less favorable foreign intellectual property laws making it more difficult to protect our properties from appropriation by competitors;

•	potentially adverse tax treatment;

•	difficulties with distributors; and

•	difficulties collecting our accounts receivable.

Rating systems for digital entertainment software, potential legislation and consumer opposition could inhibit sales of our products.

Trade organizations within the video game industry require digital entertainment software publishers to provide consumers with information relating to graphic violence, profanity or sexually explicit material contained in software titles, and impose penalties for noncompliance. Certain countries have also established similar rating systems as prerequisites for sales of digital entertainment software in such countries. In some instances, we may be required to modify our products to comply with the requirements of these rating systems, which could delay the release of those products in these countries. Some of our existing and proposed new titles have and will receive an "M" rating, meaning it is not recommended for children under 17. We believe that we comply with such rating systems and properly display the ratings and content descriptions received for our titles. Several proposals have been made for legislation to regulate the digital entertainment software, broadcasting and recording industries, including a proposal to adopt a common rating system for digital entertainment software, television and music containing violence or sexually explicit material, and the Federal Trade Commission has issued reports with respect to the marketing of such material to minors. Consumer advocacy groups have also opposed sales of digital entertainment software containing graphic violence or sexually explicit material by pressing for legislation in these areas, including legislation prohibiting the sale of certain "M" rated video games to minors, and by engaging in public demonstrations and media campaigns. Retailers may decline to sell digital entertainment software containing graphic violence or sexually explicit material, which may limit the potential market for our "M" rated products, and adversely affect our operating results. If any groups, whether governmental entities, hardware manufacturers or advocacy groups, were to target our "M" rated titles, we might be required to significantly change or discontinue a particular title, which in the case of one of our popular titles, could materially affect our business.

Our intellectual property is vulnerable to misappropriation and the effects of competitive, non-infringing technology, any of which could adversely affect our business prospects.

Our business relies heavily on proprietary intellectual property, whether our own or licensed from third parties. We own or have rights to use proprietary technology that we believe affords us a current competitive advantage. This technology is not, however, fully protected from infringement by competitors or from the introduction of non-infringing technologies. Despite our efforts to protect our proprietary rights, unauthorized parties may try to copy our products, or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries may not protect our proprietary rights to as great an extent as U.S. law. Furthermore, our pending patent applications are provisional, and our pending and future patent and trademark applications may not issue as patents or trademarks, as the case may be, and even if they do issue, such patents or trademarks may not be of such sufficient scope or strength to provide meaningful economic or competitive value. Our rights and the additional steps we have taken to protect our intellectual property may not be adequate to deter misappropriation, particularly given the difficulty of effectively policing unauthorized use of our properties, and our proprietary position remains subject to the risk that our competitors or others will independently develop non-infringing technologies substantially equivalent or superior to our technologies. If we are unable to protect our intellectual property, or if we are sued for infringing on another party's intellectual property, our business, financial condition or results of operation could be materially adversely affected.

Intellectual property claims may increase our product costs or require us to cease selling affected products which could adversely affect our earnings and sales.

Development of original content, including publication and distribution, sometimes results in claims of intellectual property infringement. Although we make efforts to ensure our products do not violate the intellectual property rights of others, it is possible that third parties still may allege infringement. These claims, and any litigation resulting from these claims, could prevent us from selling the affected product, or require us to redesign the affected product to avoid infringement or obtain a license for future sales of the affected product. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and future business prospects. Any litigation resulting from these claims could require us to incur substantial costs and divert significant resources, including the efforts of our technical and management personnel.

If our products contain defects, our business could be harmed significantly.

The software products, and digital media products that employ software in their operations, that we publish and distribute are complex and may contain undetected errors when first introduced or when new versions are released. Despite extensive testing prior to release, we cannot be certain that errors will not be found in new products or releases after shipment, which could result in loss of or delay in market acceptance. This loss or delay could significantly harm our business and financial results.

If we account for employee stock options using the fair value method, it could significantly reduce our net income.

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," we provide quarterly and annual disclosures of the impact to earnings per share if stock options were expensed. We estimate that if stock options were expensed in accordance with SFAS 123, the impact for fiscal 2004 would have been an increase in net loss of approximately $1.9 million. In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS 123R, "Share-Based Payment," which will require all companies to measure compensation costs for all share-based payments, including employee stock options, at fair value. This statement will be effective for the quarter beginning August 1, 2005.

Non-cash charges will reduce our earnings and may cause our stock to decline.

We incurred non-cash charges in connection with the grant of 2.1 million options to our Chief Executive Officer, Carl Yankowski to purchase shares of common stock, at a 64% discount to the market price of our common stock. As a result of this grant, we incurred non-cash compensation expense of $316,000 for the fourth quarter of fiscal year 2004 and will incur $465,000 for each of the succeeding six quarters. In addition, during the first quarter 2005, we will record a non-cash charge of $1.1 million to recognize the exercise of warrants at a reduced exercise price. The charge will reduce net income attributable to common stockholders in the calculation of earnings per share.

The National Association of Securities Dealers, or NASD, has conducted a review of certain unusual trading activity in our common stock which coincided with the signing of a letter of intent with respect to our merger, the outcome of which could have a material adverse effect on our reputation, listing, financial condition, results of operations and liquidity.

On December 17, 2003 we received a letter from the NASD's Market Regulation Department stating that the NASD was conducting a review of unusual trading activity in our common stock between the time of the signing of the letter of intent with respect to our merger with ConnectivCorp and the date that we announced that a letter of intent was signed. There also appears to have been unusual trading activity around the time of the signing of the definitive agreement for the merger and prior to the announcement of such signing. Our current officers were not the subject of this investigation.

By letter dated April 22, 2004, the NASD indicated that it had concluded its review. The letter indicated that the NASD referred the matter to the SEC for whatever action, if any, the SEC deems appropriate. The letter concluded that "This referral should not be construed as indicating that any violations of the federal securities laws or the NASD Conduct Rules have occurred, or as a reflection upon the merits of the security involved or upon any person who effected transactions in such security." If we are sanctioned or otherwise held liable for this trading, any such sanctions could have a material adverse effect on our reputation, listing, financial condition, results of operations and liquidity. In addition, it is possible that such matters may give rise to civil or criminal actions.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under "Prospectus Summary," "Risk Factors," and elsewhere in this prospectus constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Those factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

INCORPORATION OF INFORMATION BY REFERENCE

We incorporate into this prospectus information contained in documents which we file with the Securities and Exchange Commission. We are disclosing important information to you by referring you to those documents. The information that we incorporate by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	Annual report on Form 10-K for the year ended October 31, 2004, filed on January 31, 2005;

•	Amendment No. 1 to the annual report on Form 10-K/A for the year ended October 31, 2004, filed on February 28, 2005;

•	Quarterly report on Form 10-Q for the quarter ended January 31, 2005, filed on March 17, 2005;

•	Current report on Form 8-K dated February 17, 2005 and filed on February 17, 2005;

•	Current report on Form 8-K dated February 24, 2005 and filed on March 2, 2005; and

•	Current report on Form 8-K dated March 9, 2005 and filed on March 9, 2005.

You may obtain a free copy of any or all of the information incorporated by reference by writing or calling us. Please direct your request to:

Jan E. Chason
Chief Financial Officer
Majesco Holdings Inc.
160 Raritan Center Parkway
Edison, New Jersey 08837
New York, New York 10022
Telephone (732) 225-8910
Fax (732) 225-8408

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

We will bear the expenses of the registration of the shares of common stock offered herein and estimate that these expenses will be approximately $300,000.

SELLING STOCKHOLDERS

This prospectus covers offers and sales of the following shares of common stock:

•	285,714 shares of common stock issued upon conversion of an outstanding Convertible Note dated as of November 25, 2003;

•	3,596,847 shares of common stock issued upon the conversion of outstanding 7% convertible preferred stock issued in connection with a private placement completed on February 26, 2004, which shares are subject to restrictions on transfer pursuant to a lock-up agreement;

•	892,840 shares of common stock issuable upon the exercise of warrants having an exercise price of $7.00 per share that were issued in connection with a private placement completed on February 26, 2004, which shares are subject to restrictions on transfer pursuant to a lock-up agreement;

•	142,856 shares of common stock (i) issued upon the conversion of 7% convertible preferred stock (71,428 shares) and (ii) issuable upon warrants having an exercise price $7.00 per share (71,428 shares) that were issued to Jesse Sutton in exchange for previously outstanding indebtedness;

•	142,856 shares of common stock (i) issued upon the conversion of 7% convertible preferred stock (71,428 shares) and (ii) issuable upon warrants having an exercise price $7.00 per share (71,428 shares) that were issued to Joseph Sutton in exchange for previously outstanding indebtedness;

•	360,000 shares of common stock issuable upon (i) the conversion of 7% convertible preferred stock (180,000 shares) and (ii) warrants having an exercise price of $7.00 per share (180,000 shares), as the securities underlying the placement agent warrant to purchase units that was issued to JMP Securities LLC as a portion of the placement agent fee issued in connection with a private placement completed on February 26, 2004;

•	262,856 shares of common stock issuable upon (i) the conversion of 7% convertible preferred stock (131,428 shares) and (ii) warrants having an exercise price of $7.00 per share (131,428 shares), as the securities underlying the placement agent warrant to purchase units that was issued to Atlantis Equities, Inc. as a portion of the placement agent fee issued in connection with a private placement completed on February 26, 2004, which shares are subject to restrictions on transfer pursuant to a lock-up agreement;

•	43,142 shares of common stock issued to CEOcast, Inc. pursuant to a consultation agreement, dated as of November 8, 2003;

•	22,857 shares of common stock issued to Hayden Communications, Inc. pursuant to a consultation agreement, dated as of November 26, 2003; and

•	14,285 shares of common stock issued to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. pursuant to a settlement agreement, dated as of December 5, 2003.

The shares of common stock identified above that are subject to lock-up agreements are restricted from being disposed of until April 2, 2005, unless such holder participated as a selling stockholder in our public offering completed in January 2005, and in such case, the lock-up agreements expire on May 2, 2005.

Private Placement of 7% Convertible Preferred Stock

On February 26, 2004, we completed a private placement of securities in which we raised approximately $25.8 million in gross proceeds from a group of institutional and accredited investors. Pursuant to the terms of the private placement, we issued 2,583 units, each unit consisting of one share of 7% convertible preferred stock, convertible into 1,428 shares of common stock, and a warrant to purchase 1,428 shares of common stock at an exercise price of $7.00 per share. We also issued an aggregate of 100 units to Jesse Sutton and Joseph Sutton in satisfaction of outstanding debt. In addition, the placement agent, JMP Securities LLC, received warrants to purchase up to 268 units (representing 765,714 shares of our common stock), exercisable for five years from the date of issuance. As part of the terms of the private placement, we agreed to prepare a resale registration statement relating to the securities issued in the private placement, which was declared effective on October 29, 2004. Pursuant to our certificate of incorporation, on October 29, 2004, as a result of the declaration of effectiveness of the registration statement covering the resale of the common stock underlying the units, each share of 7% convertible preferred stock was automatically converted to common stock. In addition, on such date, an accrued cumulative annual dividend in the amount of 78,283 shares of common stock became due and payable to the former holders of shares of 7% convertible preferred stock, which dividend was declared on November 4, 2004 and paid on November 15, 2004.

Common Stock Warrants

In connection with our February 2004 private placement, we issued warrants representing 3,690,000 underlying shares of our common stock to investors. At our option, we may call, at a price of $.007 per share of common stock underlying the warrant, up to one hundred percent of the warrants. Upon a call, holders must either exercise their warrants or elect not to exercise, in which case we may repurchase the warrants. Please see the text contained in "Warrants Issued in Connection with Lock-Up" below for recent developments relating to our agreement to waive our current call right. In addition, also in connection with our February 2004 private placement, we issued 50 units to each of Jesse Sutton and Joseph Sutton (for a total of 100 units), each unit consisting of one share of 7% convertible preferred stock and warrants to purchase 1,428 shares of common stock as partial repayment of outstanding loans made by such executive officers.

Placement Agent Warrants

Also in connection with our February 2004 private placement, we issued warrants to purchase 268 units, representing 765,714 underlying shares of our common stock, to the placement agent involved in the offering, JMP Securities LLC. Each unit underlying the placement agent warrants consists of (i) the right to purchase 1,428 shares of our common stock at an exercise price of $7.00 per share (due to the automatic conversion of our 7% convertible preferred stock to common stock on October 29, 2004) and (ii) a warrant entitling the holder to purchase 1,428 shares of our common stock at an exercise price of $7.00 per share.

Warrants Issued In Connection With Lock-Up

On October 1, 2004, the investors participating in our February 2004 private placement entered into agreements with us pursuant to which such investors, in exchange for warrants to purchase an aggregate of 526,377 shares of common stock, exercisable at $21.00 per share and expiring on September 15, 2007, have agreed to waive any penalties associated with the resale registration statement not having been declared effective by September 24, 2004. The investors also agreed not to dispose of the securities underlying the units purchased in our February 2004 private placement until April 2, 2005 (subject to extension to May 2, 2005 if such investor participated as a selling stockholder in our public offering completed in January 2005) and consented to an increase in the size of our board of directors from seven to nine members.

The warrants issued in connection with the lock-up are currently callable at our option at such time as the underlying common stock is registered and declared effective. In order to satisfy this obligation, we filed a resale registration statement as to these shares on February 3, 2005, which has not yet been declared effective. These warrant holders also received certain piggyback registration rights, and we agreed that we would not call the warrants included in the units at least until the lock-up expires on April 2, 2005.

The following table provides information on the selling stockholders, their current beneficial ownership of our securities, the number of shares offered for each stockholder's account, and the amount and percentage of their beneficial ownership after this offering, assuming they sell all of the offered shares. "Beneficial ownership" here means direct or indirect voting or investment power over outstanding stock and stock which a person has the right to acquire now or within 60 days after the date of this prospectus. The table also includes stock issuable on exercise of the warrants described above.

The information in the table was provided by the selling stockholders. Except as noted in the footnotes, (i) no selling stockholder has had, within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates and (ii) the shares included in this offering under the column entitled "Shares Offered" consist of common stock, which is either outstanding as a result of the conversion of our 7% preferred stock, the exercise of outstanding warrants to purchase common stock or which is to be acquired upon exercise of warrants to purchase common stock. The calculation of the percentage of common stock beneficially owned after the offering is based on 22,104,141 shares outstanding as of March 25, 2005.

Name of Selling Stockholder	Shares Beneficially Owned Before The Offering	Shares Offered	Shares Beneficially Owned After The Offering	% of Common Stock Beneficially Owned After The Offering
033 Growth Partners, I L.P. (1)	275,306	245,714	29,592	*
033 Growth International Fund, Ltd. (1)	136,051	121,428	14,623	*
033 Growth Partners, II L.P. (1)	86,008	77,173	8,835	*
Oyster Pond Partners, L.P. (1)	62,847	55,714	7,133	*
Asher Roshanzamir	75,728	71,428	4,300	*
EBR Holdings II L.P. (2)	242,333	228,570	13,762	*
Brian Potiker Trustee of the Brain Potiker Revocable Trust UAD 8/7/96	60,582	57,142	3,440	*
Corsair Capital Partners, L.P. (3)	390,551	348,571	41,980	*
Caspian Capital Partners, L.P. (3)	72,028	64,285	7,743	*
Mariner Opportunities Fund, LP (3)	72,028	64,285	7,743	*
Corsair Capital Investors, Ltd. (3)	48,019	42,857	5,162	*
Corsair Long Short International, Ltd. (3)	18,407	16,428	1,979	*
Corsair Capital Partners 100, L.P. (3)	13,575	12,142	1,433	*
Corsair Select, L.P. (3)	169,666	151,428	18,238	*
Sandor Capital Master Fund (4)(**)	121,165	114,284	6,881	*
Edward & Heide Stiel	15,143	14,284	859	*
Gigi Mechlowitz	59,068	55,714	3,354	*
Howard Moher	27,261	25,714	1,547	*
Charles Spieler	4,541	4,284	257	*
Gotham Holdings, L.P. (5)	341,418	285,714	55,704	*
Jacob Wizman	77,870	71,428	6,442	*
Jay Rubin	30,289	28,570	1,719	*
Harvest Opportunity Partners, II L.P. (6)	590,503	294,905	295,598	*
Harvest Opportunity Partners Offshore Fund, Ltd. (6)	341,658	236,230	105,428	*
Harvest Opportunity Partners II Qualified, L.P. (6)	154,871	125,712	29,159	*
Leonard H. Sherman	40,014	35,714	4,300	*
Logos Partners, L.P. (7)	64,023	57,142	6,881	*
Michael Goldstein Pension Plan	15,143	14,284	859	*
The Rachel Landau Family Trust	16,004	14,285	1,719	*
Michael P. Sheinson	20,807	18,571	2,236	*
Richard Molinsky	49,999	14,284	35,715	*
Schottenfeld Qualified Associates (8)(**)	242,333	228,570	13,763	*
CSL Associates LP (9)(**)	45,435	42,856	2,579	*

Name of Selling Stockholder	Shares Beneficially Owned Before The Offering		Shares Offered		Shares Beneficially Owned After The Offering		% of Common Stock Beneficially Owned After The Offering
Scoggin Capital Management	400,154		357,142		43,012		*
Stephen S. Taylor	15,143		14,284		859		*
RBC Dain Rauscher Fbo Trevor Colby IRA	24,231		22,856		1,375		*
Trevor Colby (**)	21,204		20,000		1,204		*
Dylan Colby (**)	15,143		14,284		859		*
R.H. Realty Money Purchase Plan (11)	16,004		14,285		1,719		*
Michael G. Balog	42,856		35,714		7,142		*
Broadlawn Capital LLC (12)	15,143		14,284		859		*
Nob Hill Capital Partners (12a)	75,728		71,428		4,300
West End Capital Partners (13)	121,165		114,284		6,881		*
Jon D. Gruber TTEE FBO Jonathan Wyatt Gruber (14)	5,786		3,571		2,215		*
Jon D. Gruber & Linda W. Gruber (14)	69,446		42,857		26,589		*
Lindsay Gruber Dunham (14)	5,786		3,571		2,215		*
Lagunitas Partners LP (15)	277,787		171,428		106,359		*
Gruber & McBaine International (15)	69,446		42,857		26,859		*
J. Patterson McBaine	34,721		21,428		13,293		*
Wendy Jo Lewis	15,143		14,284		859		*
Harvey Bibicoff	223,146	(16)	28,570		192,857		*
Dynacap Global (17)	151,457		142,856		8,601		*
Scott Christie	15,143		14,284		859		*
Michael Solomon	15,143		14,284		859		*
Fennmore Holdings LLC (18)	45,435		42,856		2,579		*
Morris Cabasso	15,713		14,285		1,428		*
Joseph B. Rubin	16,004		14,285		1,719		*
Albert Ades	285,714		285,714		0		*
Jesse Sutton	2,232,888		142,856		2,090,032	(19)	9.5%
Joseph Sutton	2,232,888		142,856		2,090,032	(19)	9.5%
JMP Securities LLC	360,000		360,000		0		*
Atlantis Equities, Inc. (20)	296,884	(21)	262,856		296,884		1.3%
CEOcast, Inc	43,142		43,142	(22)	0		*
Hayden Communications, Inc.	22,857		22,857	(22)	0		*
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.	25,000	(23)	14,285	(22)	10,715		*

*	Less than one percent.

**	The selling stockholder is an affiliate of a broker-dealer. It purchased the shares in the ordinary course of business and at the time of the purchase of the securities, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(1)	Michael T. Vigor has investment power over the securities and Lawrence C. Long Jr. has voting power over the securities.

(2)	Beneficial ownership of the securities is held by EBR, Inc. Brian Potiker, Lowell Potiker, Hughes Potiker and Sheila Potiker share voting and investment power over the securities.

(3)	Jay Petschek and Steven Major share voting and investment power over the securities.

(4)	Beneficial ownership of the securities may be deemed to be held by John S. Lemak.

(5)	Beneficial ownership of the securities may be deemed to be held by Russell L. Anmuth.

(6)	Beneficial ownership of the securities may be deemed to be held by Joseph A. Jolson.

(7)	Beneficial ownership of the securities may be deemed to be held by Clark Lehman.

(8)	Beneficial ownership of the securities may be deemed to be held by Richard Schottenfeld.

(9)	Beneficial ownership of the securities may be deemed to be held by Charles S. Lipson.

(10)	Holds the securities as nominee for its affiliate, Game Boy Partners, L.L.C. Beneficial ownership of the securities may be deemed to be held by Craig W. Effran and Curtis J. Schenker.

(11)	Beneficial ownership of the securities may be deemed to be held by Ralph Herzka.

(12)	Beneficial ownership of the securities may be deemed to be held by Jon Bloom.

(12a)	Beneficial ownership of the securities may be deemed to be held by Stephen Mittel.

(13)	Beneficial ownership of the securities may be deemed to be held by Charles S. G. Bolton.

(14)	Jon D. Gruber has voting and investment power over the securities.

(15)	Gruber & McBaine Capital Management, LLC is the general partner. Jon D. Gruber and J. Patterson McBaine share investment power over the securities.

(16)	Includes 28,571 shares held by his wife.

(17)	Beneficial ownership of the securities may be deemed to be held by DynaCapital SA, an investment advisor, of which S. Aeschbecher and T. Veillet are the principals.

(18)	Beneficial ownership of the securities may be deemed to be held by Mark Nordlicht.

(19)	All of the securities are subject to restrictions on transfer that expire one year from the date of this prospectus.

(20)	Robert Ellin is a principal and Nancy Ellin, his wife, is the sole director and sole stockholder.

(21)	This amount does not include 262,857 shares being offered hereunder with respect to which Atlantis Equities, Inc. does not have the right to acquire now or within 60 days after the date of this prospectus unless it chooses to waive a restriction on conversion or exercise upon 61 days prior notice which restricts such conversion or exercise to the extent such holder thereafter would beneficially own more than 4.99% of our issued and outstanding common stock.

(22)	Represents shares of common stock held directly by the selling stockholder.

(23)	Does not include shares which may be held by the individual members of the law firm.

PLAN OF DISTRIBUTION

We have registered the shares on behalf of the selling stockholders. For the purposes herein, the term "selling stockholder" includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, corporate dividend, partnership or limited liability company distribution or other transfer. We are bearing all costs relating to the registration of the shares, other than fees and expenses, if any, of counsel or other advisors to the selling stockholders. Any commissions, discounts, or other fees payable to broker-dealers in connection with any sale of the shares will be borne by the selling stockholders. The selling stockholders may offer their shares at various times in one or more of the following transactions, or in other kinds of transactions:

•	transactions on the Nasdaq National Market System;

•	in private transactions other than through the Nasdaq National Market System;

•	in connection with short sales of our shares;

•	by pledge to secure debts and other obligations;

•	in standardized or over-the-counter options; or

•	in a combination of any of the above transactions.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance on Rule 144 under the Securities Act, if they meet the criteria and conform to the requirements of that rule.

The selling stockholders may sell their shares at quoted market prices, at prices based on quoted market prices, at negotiated prices or at fixed prices. The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers may either receive discounts or commissions from the selling stockholders, or they may receive commissions from purchasers of shares for whom they acted as agents.

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of shares may be "underwriters" within the meaning of the Securities Act. Any commissions received by broker-dealers or agents on the sales and any profit on the resale of shares purchased by broker-dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act.

Under the rules and regulations of the SEC, any person engaged in the distribution or the resale of our shares may not simultaneously buy, bid for or attempt to induce any other person to buy or bid for our common stock in the open market for a period of two business days prior to the commencement of the distribution. The rules and regulations under the Securities Exchange Act of 1934 may limit the timing of purchases and sales of shares of our common stock by the selling stockholders.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our common stock and preferred stock and related provisions of our certificate of incorporation and by-laws. For more detailed information, please see our certificate of incorporation and by-laws, which are filed as exhibits to the registration statement of which this prospectus is part.

Pursuant to our certificate of incorporation, we are authorized to issue 250,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share. As of March 25, 2005 there were 22,104,141 shares of our common stock outstanding and no shares of our preferred stock outstanding.

Common Stock

Voting Rights.

Holders of common stock are entitled to one vote per share held of record on all matters to be voted on by the stockholders.

Dividends.

Subject to preferences that may be applicable to any preferred stock outstanding at the time, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefore, subject to the rights of the holders of preferred stock, if any.

Liquidation Preference.

In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of our liabilities and the liquidation preference, if any, of any then outstanding shares of preferred stock.

Holders of common stock have no preemptive rights and no rights to convert their common stock into any other securities, and there are no redemption or sinking fund provisions with respect to such shares.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock. Our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of preferred stock, as well as to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Our board of directors, without stockholder approval, may issue preferred stock with voting and conversion rights that could materially adversely affect the voting power of the holders of common stock or other series of preferred stock. The issuance of preferred stock could also decrease the amount of earnings and assets available for distribution to holders of common stock. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing our change in control.

Private Placement of 7% Convertible Preferred Stock

On February 26, 2004, we completed a private placement of securities in which we raised approximately $25.8 million in gross proceeds from a group of institutional and accredited investors. Pursuant to the terms of the private placement, we issued 2,583 units, each unit consisting of one share of 7% convertible preferred stock, convertible into 1,428 shares of common stock, and a warrant to purchase 1,428 shares of common stock at an exercise price of $7.00 per share. We also issued an aggregate of 100 units to Jesse Sutton, our President, and Joseph Sutton, our Executive Vice President of Research and Development, in satisfaction of outstanding debt. In addition, the placement agent, JMP Securities LLC, received warrants to purchase up to 268 units (representing 765,714 shares of our common stock), exercisable for five years from the date of issuance. As part of the terms of the private placement, we agreed to prepare a resale registration statement relating to the securities issued in the private placement, which was declared effective on October 29, 2004. Pursuant to our certificate of incorporation, on October 29, 2004, as a result of the declaration of effectiveness of the registration statement covering the resale of the common stock underlying the units, each share of 7% convertible preferred stock was automatically converted to common stock. In addition, on such date, an accrued cumulative annual dividend in the amount of 78,283 shares of common stock became due and payable to the former holders of shares of 7% convertible preferred stock, which dividend was declared on November 4, 2004 and paid on November 15, 2004.

Warrants

Common Stock Warrants

In connection with our February 2004 private placement, we issued warrants representing 3,690,000 underlying shares of our common stock to investors. At our option, we may call, at a price of $.007 per share of common stock underlying the warrant, up to one hundred percent of the warrants. Upon a call, holders must either exercise their warrants or elect not to exercise, in which case we may repurchase the warrants. Please see the text contained in "Warrants Issued in Connection with Lock-Up" below for recent developments relating to our agreement to waive our current call right.

On December 22, 2004, we issued 1,171,419 shares of common stock at a reduced exercise price of $5.95 per share, which were originally exercisable at $7.00 per share, and received $6.4 million as net proceeds from the exercise of warrants issued in our February 2004 private placement. We offered certain qualified institutional buyers and institutional accredited investors the reduction in the exercise price to induce them to exercise. As a condition to receiving the reduced exercise price, each exercising warrantholder agreed that the shares received by them upon the exercise of the warrants would be removed from the registration statement registering the resale of such shares that was declared effective October 29, 2004. We filed a separate registration statement registering the resale of such shares on December 23, 2004, and such registration statement was declared effective on February 7, 2005.

In addition, the selling stockholders included in our secondary offering which closed on January 31, 2005 exercised warrants at the closing, which resulted in net proceeds of $11.1 million to us.

Placement Agent Warrants

Also in connection with our February 2004 private placement, we issued warrants to purchase 268 units, representing 765,714 underlying shares of our common stock, to the placement agent involved in the offering, JMP Securities LLC. Each unit underlying the placement agent warrants consists of (i) the right to purchase 1,428 shares of our common stock at an exercise price of $7.00 per share (due to the automatic conversion of our 7% convertible preferred stock to common stock on October 29, 2004) and (ii) a warrant entitling the holder to purchase 1,428 shares of our common stock at an exercise price of $7.00 per share.

Warrants Issued In Connection With Lock-Up

On October 1, 2004, the investors participating in our February 2004 private placement entered into agreements with us pursuant to which such investors, in exchange for warrants to purchase an aggregate of 526,377 shares of common stock, exercisable at $21.00 per share and expiring on September 15, 2007, have agreed to waive any penalties associated with the resale registration statement not having been declared effective by September 24, 2004. The investors also agreed not to dispose of the securities underlying the units purchased in our February 2004 private placement until April 2, 2005 (subject to extension until May 2, 2005 if such investor participated as a selling stockholder in our public offering completed in January 2005) and consented to an increase in the size of our board of directors from seven to nine members.

We have entered into similar lock-up agreements with the holders of an aggregate of approximately 1,310,917 shares of our common stock, and a holder of 262,857 shares underlying warrants and convertible securities. Warrants issued to these holders are exercisable for an aggregate of 157,377 shares of common stock at an exercise price of $21.00 per share and expire on September 17, 2007.

The warrants issued in connection with the lock-up are currently callable at our option at such time as the underlying common stock is registered and declared effective. In order to satisfy this obligation, we filed a resale registration statement as to these shares on February 3, 2005, and it has not yet been declared effective. These warrant holders also received certain piggyback registration rights, and we agreed that we would not call the warrants included in the units at least until the lock-up expires on April 2, 2005.

LEGAL MATTERS

The legality of the shares of common stock offered in this prospectus has been passed upon by our counsel, Mintz Levin Cohn Ferris Glovsky and Popeo, P.C., New York, New York. Members of the Mintz firm hold in the aggregate 1,710 shares of common stock. In addition, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. holds approximately 25,000 shares of common stock, of which 14,285 shares are being offered in this prospectus.

EXPERTS

The consolidated financial statements of Majesco Holdings Inc. and Subsidiaries incorporated in this prospectus by reference from our Annual Report on Form 10-K for the years ended October 31, 2004 and 2003, and the related consolidated statements of operations, Stockholders' equity (deficiency) and cash flows for each of the years in the three-year period ended October 31, 2004, have been audited by Goldstein Golub Kessler LLP, independent accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements, registration statements and other information with the SEC. You may read and copy any materials we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is http://www.sec.gov. You can find information about Majesco on our website at http://www.majescogames.com. Information found on our website is not part of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We will bear all expenses, estimated at $300,000, incurred in connection with the registration of the shares offered in this registration statement under the Securities Act of 1933 and qualification or exemption of the registered shares under state securities laws for the named selling stockholders. The selling stockholders will pay all underwriting discounts and selling commissions applicable to the sale of registered shares.

SEC registration fees (previously paid)	$31,795
Blue sky fees and expenses*	$5,000
Costs of printing and engraving*	$30,000
Legal fees and expenses*	$150,000
Accounting fees and expenses*	$75,000
Miscellaneous*	$8,205
TOTAL*	$300,000

*	Estimated

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law.

We have obtained director and officer liability insurance to cover liabilities of our directors and officers that may occur in connection with their services to us, including matters arising under the Securities Act of 1933 (the "Securities Act"). Our certificate of incorporation and bylaws also provide that we will indemnify and advance expenses to, to the fullest extent permitted by the Delaware General Corporation Law, any of our directors and officers, against any and all costs, expenses or liabilities incurred by them by reason of having been a director or officer.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16.    EXHIBITS

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of November 10, 2003 by and among ConnectivCorp, CTTV Merger Corp. and Majesco Sales Inc. (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on December 22, 2003).
2.2	Amendment to Agreement and Plan of Merger, dated December 5, 2003, by and among ConnectivCorp, CTTV Merger Corp. and Majesco Sales Inc. (incorporated by reference to Exhibit 2.2 to our Current Report on Form 8-K filed on December 22, 2003).

Exhibit Number	Description of Exhibit
4.1	Certificate of Designations, Preferences and Rights of 7% Cumulative Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on February 20, 2004 (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on March 1, 2004).
4.2	Form of investor Subscription Agreement (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on March 1, 2004).
4.3	Form of warrant issued to investors (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed on March 1, 2004).
4.4	Form of placement agent warrant (incorporated by reference to Exhibit 4.4 to our Current Report on Form 8-K filed on March 1, 2004).
*5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with respect to the legality of securities being registered.
*23.1	Consent of Goldstein Golub Kessler LLP.
*23.2	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see Exhibit 5.1).
**24.1	Powers of Attorney.

*	Filed herewith.

**	Previously filed.

ITEM 17.    UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered, and the offering of such securities at that time to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of

1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Edison, New Jersey on March 28, 2005.

MAJESCO HOLDINGS INC.
By: /s/ Carl Yankowski

Carl Yankowski Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Carl Yankowski	Chief Executive Officer and Chairman (principal executive officer)	March 28, 2005

Carl Yankowski

/s/ Jan E. Chason	Chief Financial Officer (principal financial and accounting officer)	March 28, 2005

Jan E. Chason

/s/ *	President and Director	March 28, 2005

Jesse Sutton

/s/*	Director, Chairman Emeritus	March 28, 2005

Morris Sutton

/s/ *	Executive Vice President – Research and Development and Director	March 28, 2005

Joseph Sutton

/s/ *	Director	March 28, 2005

Louis Lipschitz

/s/ *	Director	March 28, 2005

Marc Weisman

/s/ *	Director	March 28, 2005

James Halpin

	Director	March 28, 2005

F. Peter Cuneo

	Director	March 28, 2005

Lawrence Aronson

By executing his name hereto, Jan E. Chason is signing this document on behalf of the persons indicated above pursuant to the powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.

By:   /s/ Jan E. Chason

  Jan E. Chason
  Atttorney-in-fact